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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           AMERICAN BUILDINGS COMPANY
                           (NAME OF SUBJECT COMPANY)

                           AMERICAN BUILDINGS COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   024757106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            R. CHARLES BLACKMON, JR.
              EXECUTIVE VICE PRESIDENT -- CHIEF FINANCIAL OFFICER
                           AMERICAN BUILDINGS COMPANY
                             1150 STATE DOCKS ROAD
                             EUFAULA, ALABAMA 36027
                                 (334) 687-2032
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               PAUL JACOBS, ESQ.
                              ROY L. GOLDMAN, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103

                                (212) 318-3000
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is American Buildings Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1150 State Docks Road, Eufaula, Alabama 36027. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") by ABCO Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of ABCO Holdings Corp., a Delaware corporation ("Parent") and an indirect wholly-owned subsidiary of Onex Corporation, an Ontario corporation ("Onex"), as set forth in the Tender Offer Statement on Schedule 14D-1 dated April 13, 1999 (as amended or supplemented, the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares") at $36 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 13, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the "Offer Documents").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 7, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. The Merger Agreement is summarized in Item 3 hereof.

     As set forth in the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is c/o Onex Investment Corporation, 712 Fifth Avenue, 40th Floor, New York, New York 10019, and the address of Onex is Canada Trust Tower, 161 Bay Street, 49th Floor, Toronto, Ontario M5J 2S1 Canada. Parent and Purchaser are subsidiaries of Onex.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein or in Annex A hereto, which is incorporated herein by reference, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or Onex or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described under the captions "Board of Directors and Executive Officers," "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in the Company's Information Statement (the "Information Statement"), which is attached hereto as Annex A and is incorporated herein by reference.

     The employment agreements between the Company and each of its executive officers provide that if such officer's employment is terminated by the Company at any time within one year following a change of control of the Company for any reason other than justifiable cause, disability or death, the Company must pay such officer a lump sum payment equal to two years' annual salary plus an amount equal to twice the executive's most recently declared bonus. The consummation of the Offer would constitute a change of control of the Company for purposes of the employment agreements.
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     The Company's outstanding options to purchase Shares provide that they become immediately exercisable upon a change of control of the Company. The consummation of the Offer would constitute a change of control of the Company for purposes of the options.

     Pursuant to the Company's Shareholder Value Added Plan, all amounts allocated to such plan's award bank become vested and payable upon a change of control of the Company. There is currently approximately $311,000 in the award bank held for the benefit of key senior and middle management executives. The consummation of the Offer would constitute a change of control of the Company under the Shareholder Value Added Plan.

     On March 30, 1999, the Company's Board of Directors approved an amendment to the Company's management agreement with Sterling Ventures Limited ("Sterling") to provide that the management fee due under the agreement for the remaining term of the agreement would be paid upon the occurrence of a change of control of the Company. Mr. Douglas L. Newhouse, a director of the Company, and Mr. William L. Selden, Chairman of the Board of Directors of the Company, who collectively own 66.67% of Sterling, abstained from voting on this matter. The consummation of the Offer would constitute a change of control of the Company under the management agreement.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

     In connection with the transactions contemplated by the Offer and the Merger, the following agreements and arrangements were entered into: (i) the Merger Agreement, (ii) the letter of undertaking, dated April 7, 1999, from Onex to the Company (the "Letter of Undertaking") and (iii) the Confidentiality Agreement, dated as of March 8, 1999, between the Company and Onex (the "Confidentiality Agreement").

  The Merger Agreement

     The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, Purchaser will not (i) waive the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with the Shares then owned by Purchaser and its affiliates, would constitute a majority of the outstanding Shares on a fully-diluted basis (the "Minimum Condition"), (ii) reduce the number of Shares to be purchased in the Offer, (iii) reduce the Offer Price, (iv) modify or add to the conditions to the Offer set forth in Exhibit A to the Merger Agreement and described below, (v) except as set forth in the following two sentences, extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) amend any other term of the Offer in a manner adverse to the holders of the Shares. However, if on the initially scheduled expiration date (the initially scheduled expiration date being 20 Business Days following commencement of the Offer) any of the conditions to the Offer has not have been satisfied or waived, Purchaser may, without the consent of the Company, extend the expiration date on one or more occasions for up to 10 Business Days for each extension or for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or its staff applicable to the Offer. In addition, if immediately prior to the expiration date, as it may be extended, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the Shares tendered and not withdrawn pursuant to the Offer (together with the Shares then owned by Purchaser and its affiliates) are less than 90% of the outstanding Shares, Purchaser may extend the Offer for a period of not more than 10 Business Days.

     Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the
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"Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition is satisfied and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Parent, Purchaser or any subsidiary of Parent which constitutes a breach of the Merger Agreement):

          (a) there shall be threatened (with a reasonable likelihood of being brought) or pending by any governmental entity or by any other person any suit, action or proceeding (i) challenging or seeking to make illegal the acquisition by Parent or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as whole or seeking to impose any material adverse conditions in connection therewith, (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its subsidiaries or Parent or Purchaser of a material portion of any material business or material assets of the Company and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of any material business or material assets of the Company and its subsidiaries, taken as a whole, as a result of the Offer or the Merger, (iii) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, or (iv) seeking to prohibit Parent or Purchaser from effectively controlling in any material respect the business or operations of the Company and its subsidiaries, taken as a whole;

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) there shall have occurred any events after April 7, 1999 which, individually or in the aggregate, have or are reasonably likely to have a Material Adverse Effect on the Company;

          (d) (i) the Company or the Board or any committee thereof shall have taken any action pursuant to Section 6.02(b) of the Merger Agreement or approved or recommended any Acquisition Proposal (as hereinafter defined) or (ii) the Company shall have entered into any definitive agreement for a Superior Proposal (as hereinafter defined);

          (e) the representations and warranties of the Company set forth in the Merger Agreement (disregarding any qualification as to, or exception based on, materiality or Material Adverse Effect) shall not be true and correct (except for failures to be true and correct which would not, individually or in the aggregate, have a Material Adverse Effect) as of the date of the Merger Agreement and as if such representations and warranties were made at any time prior to the purchase of Shares pursuant to the Offer as if made at and as of such time;

          (f) the Company shall have (i) knowingly breached or failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement which is not cured within five days after notice from Purchaser or (ii) breached or failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which breach or failure in the case of this clause (ii)
     (x) has or is reasonably likely

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     to have a Material Adverse Effect or (y) prevents the purchase of Shares pursuant to the Offer or the Merger;

          (g) the Merger Agreement shall have been terminated in accordance with its terms; or

          (h) there shall have occurred and be continuing (i) any general suspension of trading in securities on the New York, Toronto, or American Stock exchanges or in the Nasdaq National Market System (other than circuit breakers), (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada, (iii) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving the United States or Canada (with the exception of any such occurrence involving Iraq or Yugoslavia), (iv) any limitations (whether or not mandatory) imposed by any governmental entity on the nature or extension of credit or further extension of credit by banks or other lending institutions or (v) a currency moratorium on the exchange markets in Canada or the United States with respect to the Canadian or United States dollar;

which, in the judgment of Purchaser in any case and regardless of circumstances, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Purchaser and Parent and may, subject to the terms of the Merger Agreement, be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions set forth therein, at the Effective Time, Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation as a direct subsidiary of Parent.

     The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) if required by applicable law, the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares; (ii) no statute, rule or regulation shall have been enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents the consummation of the Merger or makes the consummation of the Merger unlawful, and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger shall be in effect, provided, however, that each of the parties is obligated to use reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; (iii) all actions by or in respect of or filings with any U.S. federal governmental entity required to permit the consummation of the Merger shall have been completed; and (iv) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided, however, this condition in clause (iv) shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     At the Effective Time of the Merger, (i) each issued and outstanding Share (other than Shares that are held by stockholders properly exercising dissenters' rights under the Delaware General Corporation Law (the "DGCL") and those referred to in clause (ii) below) shall be canceled and retired and be converted into the right to receive in cash the same price paid for the Shares in the Offer (the "Merger Consideration"), (ii) each Share owned by the Company, Parent or Purchaser or any subsidiary of the Company immediately prior to the Effective Time shall be canceled and no payment shall be made with respect thereto and
(iii) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the

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Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser from time to time shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, up to that percentage of the total number of directors on the Board (giving effect to the election of any additional directors described below) equal to the percentage of then outstanding Shares so accepted for payment, together with Shares owned by Parent or any of its affiliates, and the Company will, at such time, cause Purchaser's designees to be so elected by its existing Board; provided, however, that in the event that such designees are elected to the Board, until the Effective Time such Board must have at least two directors who were directors on April 7, 1999 and are not officers of the Company (the "Independent Directors"); and provided, further, that if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers of the Company or stockholders, affiliates or associates of Purchaser or Parent, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election of Purchaser's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder shall require the affirmative vote of a majority of the Independent Directors.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by the DGCL in order to consummate the Merger, as soon as practicable following the acceptance for payment of, and payment for, shares by Purchaser pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its stockholders to consider and vote upon the approval of the Merger Agreement and the Merger and all other necessary matters (the "Company Proposals"), with a record date following the acceptance for payment of, and payment for, Shares pursuant to the Offer. The Merger Agreement provides that the Company will, if required, as soon as practicable following the expiration of the Offer, file with the Commission and, when cleared by the Commission, mail to stockholders, a proxy statement in connection with a meeting of the Company's stockholders to vote upon the Company Proposals, or an information statement, as appropriate, satisfying all requirements of the Exchange Act. If Purchaser acquires at least a majority of the Shares, it will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

     The Merger Agreement provides that in the event that Parent acquires at least 90% of the Shares, pursuant to the Offer or otherwise, Parent, Purchaser and the Company will, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Offer, without a meeting of stockholders of the Company, in accordance with the DGCL.

     Options. Each option to purchase Shares outstanding immediately prior to the Effective Time (collectively, "Options"), whether or not then vested or exercisable, shall at the Effective Time be canceled and be converted into the right to receive an amount in cash in respect thereof equal to the product of
(1) the excess, if any, of the Merger Consideration over the per Share exercise price thereof and (2) the number of Shares subject thereto immediately prior to the Effective Time.

     Conduct of Business Pending The Merger. In the Merger Agreement, the Company has agreed that, during the period from April 7, 1999 to the Effective Time, it will, and will cause each of its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect (as defined in the Merger Agreement) on the Company and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors, designers, builders/dealers, contractors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired in any material respect at the Effective Time. Without

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limiting the generality of the foregoing, without Parent's consent, during the period from April 7, 1999 to the Effective Time, the Company has agreed that it will not, and will not permit any of its subsidiaries to:

          (i) (w) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, except for dividends by a direct or indirect wholly-owned subsidiary to its parent, (x) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, (y) purchase, redeem or otherwise acquire any shares of its capital stock or capital stock or other equity interests of any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares, equity interests or other securities or (z) amend the terms of any outstanding capital stock of the Company or any of its subsidiaries or any other equity interests or securities thereof or any rights, warrants or options to acquire any such stock, equity interests or other securities;

          (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or other equity interests, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity interests, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Options outstanding on April 7, 1999 and in accordance with their present terms);

          (iii) amend its Certificate of Incorporation, By-laws or other comparable charter or organizational documents;

          (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries, except purchases in the ordinary course of business consistent with past practice;

          (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien (other than liens pursuant to its existing credit facility) or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the Company and its subsidiaries, except sales in the ordinary course of business consistent with past practice;

          (vi) (y) incur, assume or prepay any indebtedness for borrowed money, including obligations in respect of capital leases (other than capital leases entered into with respect to capital expenditures permitted under clause (vii) below), or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, or guarantee any debt securities of another person, except for borrowings under its revolving credit facility for working capital purposes, the endorsement of checks in the normal course of business and the extension of credit in the normal course of business, or
     (z) make any loans, advances or capital contributions to, or investments in, any other person, other than (A) to any direct or indirect wholly-owned subsidiary or (B) up to $800,000 of advances to American Buildings Company Asia, L.P. ("ABC Asia") for plant expansion and monthly advances for purchases of equipment and salary in accordance with past practice, which advances are reimbursed to the Company or (C) travel and similar advances to employees in accordance with past practice;

          (vii) except for the items currently contracted for by the Company and the items contemplated by the Company's 1999 capital expenditure budget made available to Parent, make or agree to make any new capital expenditure or expenditures other than expenditures which, in the aggregate, are not material in amount;

          (viii) make any material tax election or settle or compromise any material income tax liability;

          (ix) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or

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     reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the reports, schedules, forms, statements and other documents filed by the Company with the Commission after December 31, 1998 and publicly available prior to April 7, 1999, or incurred after December 31, 1998 in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party;

          (x) except in the ordinary course of business, modify, amend or terminate any Material Contract (as defined in the Merger Agreement) to which the Company or any of its subsidiaries is a party, or waive, release or assign any material rights or claims;

          (xi) except as required to comply with applicable law, (A) adopt, enter into, terminate or amend any Benefit Plans (as defined in the Merger Agreement), (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice, but specifically excluding the grant of any stock-related awards or compensation), (C) pay any benefit not provided for under any Benefit Plan, (D) except as permitted in clause (B) above, grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or remove existing restrictions in any Benefit Plans or agreement or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

          (xii) other than as required by law or generally accepted accounting principles, make any material change to its accounting policies or procedures;

          (xiii) make any investment in any person other than in readily marketable securities in an amount in excess of $100,000 in the aggregate whether by purchase of stock or securities, contributions to capital or any property transfer, or purchase for an amount in excess of $250,000 in the aggregate, any property or assets of any other individual or entity, other than investments in ABC Asia permitted by clause (vi) above;

          (xiv) except in the ordinary course of business consistent with past practice, license or permit any third party to use any intellectual property;

          (xv) waive or amend any term or condition of any confidentiality or "standstill" agreements to which the Company or any of its subsidiaries is a party;

          (xvi) settle or compromise any pending or threatened litigations without Purchaser's consent (which consent will not be unreasonably withheld or delayed), other than settlements of litigations which involve solely the payment of money not covered by insurance not to exceed $250,000 in any one case or $500,000 in the aggregate;

          (xvii) permit any material insurance policy naming the Company or any subsidiary as a beneficiary or loss payable payee to be canceled or terminated; or

          (xviii) authorize any of, or commit or agree to take any of, the foregoing actions.

     No Solicitation. The Merger Agreement provides that the Company shall not, and shall not permit any of its subsidiaries to, and shall use its reasonable best efforts to ensure that its officers, directors or employees or any investment banker, attorney or other advisor or representative retained by it or any of its subsidiaries do not, (i) solicit, initiate or encourage the submission of, any Acquisition Proposal (as defined below), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, to the extent required by the fiduciary obligations of the Board, determined in good faith by a majority of the disinterested members thereof (after consultation with the Board's outside counsel and financial advisor), the Company may, in response to an unsolicited

Acquisition Proposal that, in the good faith determination by a majority of the disinterested members of the Board (after consultation with the Board's outside counsel and financial advisor), constitutes, or is reasonably likely to lead to, a Superior Proposal, furnish information with respect to the Company to any third party pursuant to a customary confidentiality agreement (which shall be no less favorable to the Company than the confidentiality agreement dated as of March 8, 1999 between Onex and the Company) and discuss such information with such person and participate in negotiations regarding such Superior Proposal. "Acquisition Proposal" means any inquiry, proposal or offer from any third party relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries, or more than a 20% interest in any voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to any merger, sale of all or substantially all of the Company's assets, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any transaction that would result in a Change of Control (as defined below) that, in any case, the Board determines in its good faith judgment (after consultation with the Board's outside counsel and financial advisor) to be more favorable to the holders of Shares than the Merger and for which any necessary financing is then committed. "Change of Control" means any third party shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 40% or more of the Company's outstanding common stock.

     Pursuant to the Merger Agreement neither the Board nor any committee thereof is permitted to (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, the Board, to the extent required by the fiduciary obligations thereof, as determined in good faith by a majority of the disinterested members thereof (after consultation with the Board's outside counsel and financial advisor), may (subject to the following limitations), (i) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend any Superior Proposal or (iii) prior to any purchase by Purchaser of Shares pursuant to the Offer upon satisfaction of the Minimum Condition, provided the Company simultaneously terminates the Merger Agreement in accordance with the terms of the Merger Agreement, cause the Company to enter into a definitive agreement with respect to such Superior Proposal, in each case provided that (x) a Superior Proposal has been made and not withdrawn and (y) neither the Company nor any of its subsidiaries shall have violated certain restrictions set forth in the Merger Agreement.

     Board of Directors; Officers. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate members of the Board, as further described above under the caption "The Company's Board of Directors." After the time that Purchaser's designees are elected to the Board and until the Effective Time, any amendment or termination of the Merger Agreement and any exercise or waiver of the Company's rights under the Merger Agreement shall also require the approval of a majority of the Independent Directors.

     Under the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     Access to Information. Pursuant to the Merger Agreement, subject to the Confidentiality Agreement, the Company shall, and shall cause each of its subsidiaries to, afford to Parent, and to Parent's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all their respective offices, properties, books, contracts, commitments, personnel and records, provided that such access shall not interfere with the normal business operations of the Company, and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request.

     Employee Benefits Matters. Under the Merger Agreement, for a period of at least 18 months from the Effective Time, the Surviving Corporation will provide pension, health and welfare benefits to employees of the Company and its subsidiaries who continue their employment after the Effective Time which are generally not less favorable in the aggregate to such continuing employees than the benefits being provided to such continuing employees immediately prior to the Effective Time. The Surviving Corporation will recognize the service of each continuing employee through the Effective Time as if such service had been performed with the Surviving Corporation for purposes of eligibility and vesting under the Surviving Corporation's benefit plans.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the Company shall, to the fullest extent permitted by
Section 145 of the DGCL and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted by Section 145 of the DGCL, indemnify, defend and hold harmless each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (collectively, the "Indemnified Parties" and individually, the "Indemnified Party") against all losses, liabilities, expenses, claims or damages in connection with any claim, suit, action, proceeding or investigation based in whole or in part on the fact that such Indemnified Party is or was a director or officer of the Company or any of its subsidiaries and arising out of acts or omissions occurring prior to and including the Effective Time (including but not limited to the transactions contemplated by the Merger Agreement), for a period of not less than six years following the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

     Under the Merger Agreement, Parent has agreed to cause the Certificate of Incorporation and By-Laws of the Surviving Corporation and its subsidiaries to include provisions for the limitation of liability of directors and indemnification of the Indemnified Parties to the fullest extent permitted under applicable law and not to permit the amendment of such provisions in any manner adverse to the Indemnified Parties, as the case may be, without the prior written consent of such persons, for a period of six years from and after the date of the Merger Agreement. The Merger Agreement further provides that in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, the Surviving Corporation will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, subject to the provision by such Indemnified Party of an undertaking to reimburse such payments in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. The Surviving Corporation is obligated to pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Merger Agreement or any action involving an Indemnified Party resulting from the transactions contemplated by the Merger Agreement.

     In addition, the Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation shall cause to be maintained policies of directors' and officers' liability insurance comparable to those currently maintained by the Company for the benefit of directors and officers of the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are substantially equivalent) with respect to matters occurring prior to the Effective Time, provided that the Surviving Corporation is not obligated to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance (the Company has represented that the annual premium is currently approximately $140,000), and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation is obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     The Merger Agreement further provides that in the event the Company or the Surviving Corporation or any of their respective successors (i) is consolidated with or merges into another person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Parent shall make or cause to be made proper provision so that the successors or transferees of the Company or the Surviving Corporation, as the case may be, shall comply in all material respects with such indemnification and insurance provisions.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties with respect to the Company, including, without limitation, (i) the Company's organization and capitalization, (ii) that the Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), (iii) relating to required consents, approvals and governmental filings, (iv) the accuracy of the Company's documents and reports filed with the Commission and the Company's financial statements, (v) the absence of certain changes or events which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (vi) the absence of certain litigation,
(vii) the Company's employee benefit plans and other employment matters, (vii) title to and condition of property, (viii) tax matters, (ix) environmental matters, (x) intellectual property matters, (xi) insurance matters, (xii) business relationships and restrictive agreements, (xiii) material contracts,
(xiv) product warranties and related matters and (xv) Year 2000 compliance.

     In the Merger Agreement, Parent and Purchaser have made customary representations and warranties, including, without limitation, relating to their respective corporate organization, authority to execute, deliver and perform the Merger Agreement, and that Parent has available to it sufficient funds to consummate the Offer and the Merger in accordance with the terms of the Merger Agreement.

     Conditions to the Merger. The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares; (b) no statute, rule or regulation shall have been enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents the consummation of the Merger or makes the consummation of the Merger unlawful, and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger shall be in effect, provided, however, that each of the parties is obligated to use reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; (c) all actions by or in respect of or filings with any U.S. federal governmental entity required to permit the consummation of the Merger shall have been completed; and (d) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided, however, that this condition in clause (d) is not applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination. The Merger Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company:

     (a) by mutual written consent of Parent, Purchaser and the Company (by action of the Independent Directors only following the purchase of Shares pursuant to the Offer);

     (b) by either Parent or the Company (by action of the Independent Directors only following the purchase of Shares pursuant to the Offer): (i) if any court or governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties are obligated to use their reasonable best efforts to lift) restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (ii) if (x) the Offer shall have expired without any Shares being purchased therein or (y) Purchaser shall not have accepted for payment all Shares tendered pursuant to the Offer by July 14, 1999; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (ii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser to purchase the Shares pursuant to the Offer on or prior to such date;

     (c) by the Company: (i) if Parent and/or Purchaser fails to commence the Offer as provided in the Merger Agreement; provided, that the Company may not terminate the Merger Agreement if the Company is at such time in breach of its obligations under the Merger Agreement such as to (x) cause a Material Adverse Effect on the Company or (y) prevent the purchase of Shares pursuant to the Offer or the Merger; (ii) in connection with entering into a definitive agreement with respect to a Superior Proposal, provided (x) that the Company has notified Parent in writing of its intent to enter into such definitive agreement at least three Business Days prior to the termination of the Merger Agreement, and the relevant Acquisition Proposal continues to be a Superior Proposal notwithstanding any modification by Parent and Purchaser of the terms of the Offer and the Merger, (y) that the Company has complied with all relevant provisions of the Merger Agreement including the notice provisions therein, and
(z) that the Company makes simultaneous payment of the Termination Fee (as defined below); or (iii) if Parent or Purchaser shall have made a material misrepresentation or have breached in any material respect any of their respective representations, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or Purchaser, as applicable; or

     (d) by Parent: (i) if, due to an occurrence, not involving a breach by Parent or Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy any of the conditions set forth in Exhibit A to the Merger Agreement and described above under "Conditions of the Offer", Parent or Purchaser shall have failed to commence the Offer within five Business Days of the initial public announcement of the Offer; (ii) if, prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (e) or (f) of Exhibit A to the Merger Agreement and described above under "Conditions of the Offer" and (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or (iii) (A) if the Board shall have taken any action pursuant to
Section 6.02(b) of the Merger Agreement (including withdrawing or modifying its approval or recommendation of the Offer, the Merger or the Merger Agreement or approving or recommending an Acquisition Proposal) or (B) the Company shall have entered into any definitive agreement with respect to any Superior Proposal.

     In the event of the termination of the Merger Agreement and the abandonment of the Offer and the Merger pursuant to the terms of the Merger Agreement, the Merger Agreement shall, except as set forth therein, become void and have no effect, without any liability on the part of any party thereto or its affiliates, directors, officers or stockholders.

     Fees and Expenses. Except as set forth below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     The Company is required to pay, or cause to be paid, to Onex a fee equal to $8,000,000 (the "Termination Fee"), payable in immediately available funds prior to or concurrently with termination of the Merger Agreement, if the Merger Agreement is terminated (a) by the Company pursuant to clause (c)(ii) above under "Termination," or (b) by Parent under clause (d)(iii) above under "Termination" or (c) by any party for any reason (other than a material breach of the Merger Agreement by Parent or Purchaser), provided in the case of this clause (c) only (x) an Acquisition Proposal shall have been made by any third party at any time on or after the date of the Merger Agreement and prior to such termination, (y) the Minimum Condition is not satisfied and (z) there is (A) a merger, sale of all or substantially all of the assets, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or a Change of Control, in any case within six months of the date of termination of the Merger Agreement or (B) the Company enters into a definitive agreement for any transaction referred to in clause (A) or a Change of Control within six months of the date of termination of the Merger Agreement and such transaction or Change of Control is subsequently consummated. If the Termination Fee is payable to Onex for any reason, then the Company is also required to reimburse Parent and its affiliates not later than two Business Days after submission of reasonable documentation thereof for 100% of their out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel), in each case, actually incurred by any of them or on their behalf in connection with the Merger Agreement and the transactions contemplated thereby (including the Merger and the arrangement of, obtaining the commitment to provide or obtaining financing for the transactions contemplated by the Merger Agreement (including fees payable to any financing parties and their respective counsel)), up to a maximum reimbursement of $500,000.

     Amendments. The Merger Agreement may be amended by the parties thereto at any time before or after any required approval of the Merger by the stockholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

     Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

     In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

  The Letter of Undertaking

     The following summary of the Letter of Undertaking is qualified in its entirety by reference to the complete text of the Letter of Undertaking, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

     Pursuant to the Letter of Undertaking, in consideration for and in order to induce the Company to enter into the Merger Agreement, Onex has agreed to provide or cause to be provided to Parent or Purchaser the funds necessary to
(i) purchase the Shares pursuant to the Offer and the Merger, (ii) pay all fees and expenses related to the transactions contemplated by the Merger Agreement and (iii) pay the liabilities or obligations, if any, of Parent or Purchaser under Section 9.02 of the Merger Agreement in the event of a termination of the Merger Agreement.

  The Confidentiality Agreement

     The following summary of the Confidentiality Agreement is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

     Because Onex is an affiliate of Purchaser and Parent, the provisions of the Confidentiality Agreement are also applicable to Purchaser and Parent.

     Pursuant to the Confidentiality Agreement, Onex has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Onex and its representatives by or on behalf of the Company, including notes, analyses, compilations, studies, interpretations or other documents prepared by Onex and its representatives which contain, reflect or are based upon such information ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Onex has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Onex also agreed that, without the prior written consent of the Company, Onex will not directly or indirectly enter into any agreement, arrangement or understanding, or any discussions which might lead to an agreement, arrangement or understanding, with any other person regarding a possible transaction involving the Company for a period of two years from the date of the Confidentiality Agreement. The Confidentiality Agreement further provides that, for a period of two years from the date of the Confidentiality Agreement, without the prior written consent of the Board of Directors of the Company, neither Onex nor any of its affiliates, acting alone or as a part of a group, may acquire or offer to agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (or direct or indirect rights or options to acquire any voting securities) of the Company, or otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company. For a period of two years from the date of the Confidentiality Agreement, neither Onex nor any of its affiliates will solicit to employ (whether as an employee, officer, director, agent, consultant or independent contractor) any current officer or employee of the Company and its subsidiaries with whom Onex had contact or who was specifically identified to Onex during its investigation of the Company, provided that Onex is permitted to hire any such person who responds to a general advertisement not targeted at such person.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company (the "Board") has unanimously (with one director not present) approved the Merger Agreement, the Offer and the Merger and deemed them to be advisable, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and unanimously (with one director not present) recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

     (b) BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION

     From time to time beginning in April 1998, the chief executive officer of a company (the "First Party") with subsidiaries operating in the metal buildings industry proposed to Robert Ammerman, the Company's chief executive officer, possible combinations of the two companies. However, no serious discussions followed.

     In May 1998, Mr. Ammerman met with the president of the First Party's metals group at a meeting of the Metal Building Manufacturers Association, an industry trade association in which both the Company and the First Party's metal buildings subsidiaries are members. Mr. Ammerman and this person discussed their respective companies, the possible synergies to be achieved by combining their companies and a possible combination.

     In late June 1998, a representative of Canadian Imperial Bank of Commerce ("CIBC"), the Company's senior lender, contacted William L. Selden, the Company's Chairman of the Board, to see if he would agree to a meeting with executives from the First Party, which was a client of CIBC. Mr. Selden was advised that the First Party had expressed interest through CIBC in a possible combination with the Company.

     On July 6, 1998, Mr. Selden met in New York with the First Party's president and chief executive officer and its general counsel and a director. Also attending was a managing director of CIBC. At this meeting, the parties discussed in general terms their respective businesses. On July 9, 1998, the First Party's president and chief executive officer sent a follow-up letter to Mr. Selden setting forth his view of the benefits of a business combination between the two companies and suggested a follow-up meeting with the management of both companies attending. During this time, Mr. Selden called each of the Company's directors and advised them of developments to date.

     In early August 1998, the First Party and the Company executed a standard form of confidentiality agreement, which included certain limitations on the First Party's ability to pursue transactions involving the Company without the Company's consent. On August 6, 1998, Messrs. Ammerman, Joel Voelkert, President of the Company's Construction Products Group, R. Charles Blackmon, Jr., the Company's Executive Vice President -- Chief Financial Officer, and Mr. Selden met with the First Party's president and chief executive officer and incoming chairman, as well as the president of the First Party's metals group and the president of one of the group's metal buildings subsidiaries. In addition, several representatives of CIBC were present. At this meeting, the First Party made a formal presentation of a stock-for-stock merger accounted for as a pooling-of-interests. Their proposal was based on an exchange ratio that valued each Share at approximately $30.19 and would have given the Company's stockholders approximately 31% ownership of the combined company. Also discussed at this meeting were the various ways the different operations of both companies could work together.

     Following the meeting, Mr. Selden held discussions with each of the Company's directors; however, the directors had little interest in an all stock transaction. During this time period, Mr. Selden had numerous phone conversations with representatives of CIBC to better understand the First Party's interest in acquiring the Company.

     On August 28, 1998, Mr. Selden received a letter from the First Party proposing a transaction to acquire the Company for $18.50 per Share in cash plus shares of the First Party's stock which the First Party valued at $18.50 per Share. At the same time, the First Party sent a due diligence request list, and the Company assembled and made available to the First Party's representatives the requested information and documents, other than those containing proprietary or competitive information.

     On September 2, 1998, the Company's Board of Directors held a meeting by telephone to discuss the First Party's proposal. The Board authorized management to proceed with discussions with the First Party and to retain Warburg Dillon Read LLC ("WDR") to provide a fairness opinion should a transaction be agreed to with the First Party. (See Item 5 below.)

     On September 8, 1998, the chief executive officer and the vice president-finance of the First Party's metals group visited the Company's executive offices in Eufaula, Alabama for a plant tour and discussions with Messrs. Ammerman and Blackmon. On September 9, 1998, the same individuals met again in Columbus, Georgia to continue discussions about a possible merger and organizational structure.

     On September 10, 1998, the Company engaged WDR and paid a $100,000 retainer fee. During the remainder of September and early October 1998, Mr. Selden held a number of conversations with the Company's directors, all of whom expressed an interest in only proceeding with the First Party on an all cash sale basis. Mr. Selden informed the First Party's chief executive officer of the Board's desire for an all cash transaction.

     On October 7, 1998, the First Party's chief executive officer contacted Mr. Selden and informed him that the First Party was going to send an all cash proposal to purchase the Company for approximately $34 per Share. He said that such a letter would be delivered to Mr. Selden early the following week and that the First

Party's board of directors had approved making the proposal. Mr. Selden never received that letter and was not contacted by the First Party's chief executive officer over the next several weeks.

     On October 19, 1998, Mr. Ammerman met with the First Party's chief executive officer in Chicago, Illinois, to discuss the First Party's strategy following a merger, organizational structure and the role for the Company's management in the combined company. Realizing that a transaction between the Company and the First Party was not imminent, on December 10 and 11, 1998, Messrs. Ammerman and Voelkert met in Tennessee with the president of the First Party's metals group and the president of one of the group's metal buildings subsidiaries to explore the possibility of working together on certain business opportunities.

     On January 4, 1999, Mr. Selden was contacted by a representative of CIBC, who informed Mr. Selden that his firm no longer was representing the First Party but that Onex had expressed an interest in looking at the Company. Mr. Selden informed CIBC's representative that he would be willing to meet with Onex, and Mr. Selden was then contacted by Mark Hilson, a Vice President of Onex. On January 12, 1999, Mr. Hilson and Nigel Wright, a principal of Onex, met with Mr. Selden at his offices in Westport, Connecticut to discuss the Company. Messrs. Hilson and Wright spoke generally of Onex's possible interest in pursuing an acquisition of the Company, but did not discuss price or structure.

     On January 19, 1999, a regularly scheduled meeting of the Company's Board of Directors was held in New York. At the meeting Mr. Selden briefed the Board on Onex's preliminary indication of interest and reviewed with the Board the prior discussions with the First Party.

     On January 28, 1999, Messrs. Hilson and Wright contacted Mr. Selden and scheduled a telephone call for February 1, 1999. On the February 1, 1999 telephone call, Messrs. Hilson, Wright and Selden discussed generally the Company's operations and historical results. Messrs. Hilson and Wright again expressed their possible interest in pursuing an acquisition of the Company, based upon their research of the industry and publicly available information about the Company. Mr. Selden requested that Onex express its interest in writing.

     On February 3, 1999, Mr. Selden received a letter from Onex proposing an all cash acquisition of the Company for $30-$31 per Share through a tender offer, subject to completion of due diligence. The letter requested that Onex be granted a 45-day exclusivity period in which to complete due diligence and negotiate a transaction. Mr. Selden subsequently contacted Mr. Hilson and asked him to be more specific concerning how Onex would finance this purchase as well as what financial incentives it would provide the existing Company management.

     On February 4 and 5, 1999, Mr. Ammerman met with the president of the First Party's metals group, the president of one of the group's metal buildings subsidiaries and several other representatives of the group to tour the Company's Windsor Door facility in Little Rock, Arkansas and Polymer Coil Coater facility in Birmingham, Alabama and to discuss the possibility of working together on certain business opportunities.

     During the first week of February 1999, Mr. Selden also received a telephone call and a letter from a vice president of another entity (the "Third Party") requesting a meeting to discuss its interest in the Company. On February 8, 1999, Mr. Selden met with a representative of the Third Party at Mr. Selden's offices in Westport, Connecticut and discussed the general business operations and prospects of the Company. The Third Party stated that it had a controlling interest in a company in a related business which operated in both the United States and Europe. The Third Party stated it was looking at the Company both as a stand-alone transaction and as a merger candidate with this other entity. During this week Mr. Selden also had several phone conversations with Messrs. Hilson and Wright of Onex.

     On February 11, 1999, Mr. Selden received a letter from Onex responding to his questions about its financing and management incentives. On February 19, 1999, Messrs. Hilson, Wright and Selden had a telephone conversation, during which Onex requested the Company's consent to contact CIBC to discuss CIBC's interest in possibly financing Onex's acquisition of the Company. This consent was given on March 24, 1999.

     On February 25, 1999, Mr. Selden received a letter from Onex reiterating its interest in the Company and further detailing its future plans for the Company and incentives for management. Onex proposed a 10-day exclusivity period to allow Onex to complete due diligence and make a final decision whether to proceed with a transaction. Onex once again stressed that it did not want to participate in an auction process. During this period, Mr. Selden had several conversations with each director regarding his discussions with Onex and the Third Party.

     On February 24, 1999, Mr. Selden received a second letter from the Third Party indicating its interest in purchasing all the Company's stock in a leveraged recapitalization of the Company for $32 to $34 per Share in cash. The letter stated that the Third Party would need to complete due diligence.

     In late February 1999, Mr. Selden received a telephone call from the First Party's president and chief executive officer. He told Mr. Selden that he was no longer going to remain as president and chief executive officer of the First Party but would remain as a director. He notified Mr. Selden that the First Party was still interested in acquiring the Company and he suggested that he and Mr. Selden meet on March 11, 1999 to discuss it. Mr. Selden informed the First Party that based on the Company's previous experience with the First Party there was skepticism among the Company's directors about once again discussing a possible transaction with the First Party but if it was still interested, it should send him a letter expressing its interest which he would then present to the Board.

     On March 4, 1999, Mr. Selden received a letter from the First Party proposing an acquisition of the Company at $30 to $33 per Share in cash. The letter stressed that the First Party needed to conduct further due diligence and that it would not participate in a public auction.

     On March 4, 1999, the Company's Board of Directors met by telephone to discuss the three unsolicited preliminary indications of interest it had received from the First Party, Onex and the Third Party with respect to a possible acquisition of the Company. The Board discussed various alternatives to the proposals, including continuing as a stand alone company. The Board authorized the Company's management to meet with each of the interested parties and to report back to the Board on the meetings, at which time the Board would determine whether to negotiate a sale of the Company with one of the interested parties. The Board also approved an amendment to the WDR engagement to restructure the fee as a result of the increased work required with three interested parties. (See Item 5 below.)

     On March 4, 1999, prior to the meeting of the Board, Messrs. Hilson and Wright advised Mr. Selden that Onex owned 4.9% of the Shares. Following the meeting, Messrs. Hilson, Wright and Selden had a second conversation in which Mr. Selden advised Onex that the Board had received and reviewed three serious expressions of interest. Mr. Selden informed Messrs. Hilson and Wright that the Board had instructed management to meet with each interested party and to report back to the Board.

     As of March 8, 1999, the Company entered into confidentiality agreements with Onex and the Third Party substantially similar to the confidentiality agreement previously executed with the First Party. (See Item 3 above.)

     On March 9, 1999, WDR sent letters to each of the interested parties confirming the date and time of their meeting with the Company's management. The letters also set forth an agenda for the meetings, which included a presentation by the Company's management as well as a presentation by each interested party with respect to its financing for and ability to close a transaction quickly, as well as its plans for the Company and the Company's management and employees post-closing.

     Messrs. Ammerman and Blackmon, together with WDR, met with each of the interested parties on March 11 and 12, 1999 in New York City. Each meeting involved a general discussion of the Company's operations, financial performance, 1999 budget and five-year strategic plan, as well as the potential acquiror's proposed plans for the Company and management following the closing of a transaction. WDR requested that each interested party firm up its indication of interest by March 19, 1999. The Company's management and WDR had several follow-up conversations with the three interested parties during the week of March 15 to provide additional information and respond to additional questions.

     On March 18, 1999, Mr. Ammerman met with the incoming chief executive officer of the First Party to discuss business strategies and strategies for a combined company, as well as long-term incentive compensation for management.

     On March 24, 1999, the Company's Board of Directors met by telephone to discuss the proposals that had been submitted. David Dickson of WDR summarized for the Board the meetings management had with each of the interested parties and reviewed with the Board the proposals submitted by each. Mr. Dickson noted that the First Party had indicated it was prepared to pay between $30 and $33 per Share, adjusted for any changes in Shares and options outstanding and debt levels since the Fall of 1998, the Third Party was willing to pay between $31 and $32 per Share and Onex was willing to pay $32 per Share. Mr. Dickson noted that all three parties stated that they had the financing necessary and there was no financing contingency to their offer, that each of the interested parties needed time to complete due diligence and none was willing to proceed without an exclusive negotiating right. The Board discussed the three proposals, including an assessment of each party's ability to close a transaction, and determined to give Onex an exclusive period of up to four weeks to complete its due diligence and negotiate an agreement. Following the meeting, Mr. Dickson notified each of the three parties of the Board's decision. Onex and the Company set up a series of due diligence meetings, beginning with a meeting with the Company's full management team on March 31, 1999 in Atlanta, Georgia, to be followed by visits to the Company's facilities during the week of April 5, 1999.

     On March 25, 1999, the First Party delivered to the Company a letter increasing its offer to $34 per Share, subject to due diligence, shortened to one week the time it needed to complete due diligence (stated to be primarily environmental and financial) and confirmed it had the necessary financing. WDR, at the request of the Company, requested that it be permitted to speak with the First Party's financing source regarding the First Party's financing for a transaction. WDR notified Onex that the Company had received a higher unsolicited offer and stated that as a result the Company could not negotiate with Onex on an exclusive basis. WDR inquired whether Onex would be interested in participating in an auction or increasing its offer.

     During March 25 to 27, 1999, Messrs. Ammerman and Blackmon had several telephone conversations with Onex and the First Party.

     On March 26, 1999, WDR held discussions with the First Party's bank regarding the First Party's financing for a transaction. That evening, Onex orally indicated to WDR that it was raising its offer to $34 per Share, that it would accelerate its due diligence and would be ready to sign an agreement to acquire the Company by April 2, 1999, but wanted a 4% topping fee rather than the 3.5% fee proposed in its prior indications of interest. On the evening of March 28, 1999, Onex reiterated to WDR that it would not participate in an auction.

     From March 29 to March 31, 1999, Messrs. Hilson and Wright met with the Company's management and visited the Company's Eufaula, Alabama, Little Rock, Arkansas, and Birmingham, Alabama facilities.

     On March 29, 1999, the Company's Board of Directors met by telephone to discuss the new bids by Onex and the First Party. Mr. Dickson summarized for the Board developments since the March 24, 1999 meeting. Fulbright & Jaworski L.L.P. ("F&J"), counsel to the Company, reviewed with the Board their fiduciary responsibilities. The Board then discussed the status of the negotiations and how to proceed. Following the Board meeting, Mr. Dickson contacted the First Party's financial advisor to obtain a better understanding of the First Party's due diligence process and requirements. The First Party's financial advisor said the First Party needed one week (until April 7, 1999) and would begin due diligence only if it had an exclusive negotiating right. The First Party's financial advisor indicated the First Party was willing to increase its offer to $34.50 per Share if it received an exclusive negotiating right and a $3 million expense reimbursement if the Company entered into a definitive agreement for a transaction with another party. However, the First Party's increased offer would expire at 10:30 p.m. on March 29, 1999 unless accepted. The First Party subsequently extended its $34.50 offer to 11:30 a.m. on March 30, 1999 to allow the Company to hold a meeting of its Board of Directors, but the First Party also stated that in light of the delays it now needed until April 9, 1999 to complete its due diligence. WDR contacted Onex, indicating that the First Party had increased its bid; Onex subsequently increased its offer to $34.50 per Share, but stated it wanted an exclusive negotiating right through April 5, 1999. On March 29, 1999, counsel for Onex delivered to F&J a proposed Agreement and

Plan of Merger. On March 29, 1999, F&J sent a proposed Agreement and Plan of Merger (the "Proposed Agreement") to counsel for the First Party and Onex.

     On March 30, 1999, the Company's Board of Directors met by telephone to discuss the revised bids from the First Party and Onex. Mr. Dickson summarized for the Board the developments over the past 24 hours and Mr. Selden reviewed with the Board the Company's prior discussions with the First Party. The Board discussed both proposals, including the conditions attached to each. The Board determined that the First Party's request for a $3 million expense reimbursement in connection with the grant of an exclusive negotiating right was unacceptable. The Board also considered the Company's past negotiations with the First Party. F&J reviewed with the Board the written exclusivity agreement requested by Onex, which gave the Board the right to terminate the exclusivity right if it determined it was required to do so in the exercise of its fiduciary duties. The Board authorized the Company to enter into the exclusivity agreement with Onex.

     Following the meeting of the Board of Directors, the Company entered into the exclusivity agreement with Onex, and WDR notified the First Party of the Board's decision. The First Party subsequently orally notified WDR that it would be sending a new offer at $35.50 per Share, subject to completion of limited confirmatory due diligence. A letter confirming the new offer, which was received by the Company in the evening, stated that the First Party's offer expired at noon on March 31, 1999. On March 30, 1999, counsel for Onex began to review documents at the data room at F&J.

     On March 31, 1999, the Company's Board of Directors held a meeting by telephone. F&J summarized developments over the past 24 hours. The Board then discussed three possible alternatives: (i) continue with Onex under the exclusivity agreement; (ii) conduct a formal auction, which would involve WDR going out and determining if there were other parties interested in acquiring the Company; or (iii) terminating the exclusivity agreement with Onex and giving both the First Party and Onex an opportunity to finish due diligence and put in a firm offer. The Board determined to proceed with the last alternative, and instructed WDR to also contact the Third Party to determine if it was still interested in acquiring the Company. The Board determined not to proceed with a formal auction because it would lengthen the process, Onex and the First Party had stated that they would not participate in an auction and if, following an announcement of a transaction a third party was interested in acquiring the Company at a higher price, the Company would have the right to terminate the agreement entered into in connection with such transaction. Following the meeting, WDR sent letters to each of the First Party and Onex notifying them that no exclusive negotiating right would be granted and that the Board had scheduled a meeting for April 7, 1999 at 1:00 p.m. to consider any proposals and to take whatever action it deemed to be in the best interests of stockholders. The Company also notified Onex that it was terminating its exclusivity arrangement based on its fiduciary duty to consider the First Party's offer. The Third Party was contacted by WDR but declined to participate.

     On April 1, 1999, the First Party sent the Company its due diligence list of information and documents it desired to review. On April 1 and 2, 1999, the president of the First Party's metals group and other representatives met with the Company's management and, together with Mr. Ammerman, visited the Company's El Paso, Illinois, Little Rock, Arkansas, Birmingham, Alabama and LaCrosse, Virginia manufacturing facilities. On April 1, 2 and 5, 1999, environmental consultants engaged by the First Party visited each of the Company's facilities. On April 1, 2 and 3, 1999, representatives of the First Party and its counsel reviewed the various due diligence documents in the data room at F&J. In addition, Mr. Blackmon had numerous telephone conversations with representatives of the First Party, including its investment bankers and counsel.

     On April 1, 1999 and over the next several days, Messrs. Hilson and Wright had several conversations with Messrs. Ammerman and Blackmon regarding follow-up questions, and counsel for Onex continued to review the due diligence documents made available by F&J and the Company.

     On April 3, 1999, counsel for the First Party delivered a mark-up of the Proposed Agreement to F&J. On April 5, 1999, counsel for the First Party and F&J met by telephone to discuss the First Party's comments on the Proposed Agreement. F&J circulated a revised draft of the Proposed Agreement to counsel for the First Party on April 6, 1999.

     On April 5, 1999, Messrs. Ammerman and Blackmon met with members of Onex management, including Messrs. Hilson and Wright, in Toronto, Canada for further due diligence meetings. On April 5, 1999, counsel for Onex delivered a mark-up of the Proposed Agreement to F&J. Representatives of both Onex and the First Party continued their due diligence examination of the Company.

     On April 6, 1999, Messrs. Ammerman and Blackmon had telephone conversations with representatives of Onex and the First Party, including a conversation with representatives of the First Party and their investment bankers to review the First Party's financial model. On April 6, 1999, F&J held discussions with counsel for Onex and counsel for the First Party with respect to the respective Proposed Agreements with Onex and the First Party.

     On April 7, 1999, F&J continued to negotiate with counsel for Onex and counsel for the First Party to finalize the respective Proposed Agreements with Onex and the First Party. Immediately prior to the Board meeting both Onex and the First Party submitted their respective offers in writing. At 1:00 p.m. on April 7, 1999, the Company's Board of Directors met in person at the offices of F&J. All of the directors except one were present; the absent director was in Japan. Mr. Blackmon and representatives of F&J and WDR attended the meeting. F&J summarized for the Board the activities that had occurred since the March 31, 1999 meeting, and then reviewed with the Board the terms of the Proposed Agreement with each of Onex and the First Party. The Board was then informed that the First Party's offer was $35.50 per Share and Onex's offer was $36.00 per Share. WDR then reviewed with the Board its financial analysis of the transaction, and orally delivered its opinion, subsequently confirmed in writing, that the consideration to be received by the holders of the Shares from Onex was fair to such holders from a financial point of view. The directors then discussed the transaction. Following and based upon such discussion, the Board unanimously (with one director not present) (i) determined that the Merger Agreement and the terms of the Offer and the Merger were fair to, and in the best interests of, the Company's stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and deemed them to be advisable and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to Purchaser and approve and adopt the Merger Agreement and the Merger.

     Following the Board meeting, the Company and Onex signed the Merger Agreement and the transaction was announced prior to the opening of the Nasdaq National Market on April 8, 1999.

     Following execution of the Merger Agreement, WDR contacted the First Party's financial advisors and informed them that the Company had entered into the Merger Agreement with Onex. The First Party's financial advisors subsequently informed WDR that the First Party was prepared to offer $37.00 per Share if the Merger Agreement had not been signed. WDR reiterated that the Merger Agreement had been signed.

     Reasons for the Board's Conclusions. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i) The Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives in current industry and market conditions, the nature of the markets in which the Company operates, the Company's position in such markets, and the historical and current market prices for the Shares.

          (ii) The terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and (y) the fact that financing is not a condition to the Offer and the Merger, thereby enabling stockholders to obtain cash for their Shares quickly.

          (iii) That the per Share price contemplated by the Merger Agreement, at $36.00, represented a significant premium of approximately 85% to the trading prices of the Shares immediately prior to the March 4, 1999 decision of the Board of Directors to pursue negotiations with the three interested parties, and approximately 65% to the trading prices of the Shares immediately prior to the announcement of the execution of the Merger Agreement.

          (iv) The process engaged in by the Company's management and financial advisor, which included discussions with a number of potential acquirors, as a result of which the Board had what it believed to be an accurate sense of the values that could be achieved in a third party transaction.

          (v) The presentation of WDR at the April 7, 1999 Board meeting and the opinion of WDR to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review set forth therein, the consideration to be paid by Purchaser to the holders of the Shares in the Offer and the Merger is fair to such holders from a financial point of view. The full text of the written opinion of WDR, dated April 7, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex B and is incorporated herein by reference. The opinion of WDR referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. All stockholders are urged to, and should, read the opinion of WDR carefully in its entirety.

          (vi) That the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an Acquisition Proposal that constitutes, or is reasonably likely to lead to, a Superior Proposal, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law, and the Merger Agreement permits the Company's Board to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties.

          (vii) The termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a termination fee of $8 million to Onex and reimburse Onex for its actual expenses incurred in connection with the transaction, up to $500,000, and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer.

          (viii) The likelihood that the transaction would be consummated, including the conditions to the Offer, and Onex's financial strength, including its undertaking to provide Purchaser with all necessary funds to purchase the Shares.

          (ix) A consideration of alternatives to the sale of the Company, including without limitation continuing to operate the Company as a public company and not engaging in any extraordinary transaction.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that stockholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company initially retained WDR as its financial advisor with respect to a transaction with the First Party or any other Transaction (as defined below) pursuant to an engagement letter dated September 10, 1998 (the "September Engagement"). Pursuant to the September Engagement, the Company agreed to pay WDR as follows: (i) a retainer of $100,000; (ii) a fee of $100,000 upon the earlier of (a) presentation by WDR to the Board of an analysis of the value of the First Party both as a stand-alone entity and on a combined basis with the Company or (b) the payment required by clause (iii) below; and (iii) $550,000 upon delivery of a written opinion relating to the fairness from a financial point of view of the consideration to be received by the holders of Shares in a transaction with the First Party. The September Engagement also provided that if WDR assisted in materially changing the terms of the First Party's August 28, 1998 proposal, or if the Company consummated a Transaction with any entity other than the First Party during the six month term of the September Engagement (the "Term") or within 12 months following the end of the Term with any other entity which approached the Company or WDR during the Term, the Company would pay WDR a fee equal to 1% of the aggregate consideration paid to the Company and/or its stockholders (less any amounts already paid to WDR).

     On March 9, 1999, the Company and WDR amended the terms of the September Engagement (the "Amended Engagement") to provide that if the Company consummated a Transaction with the First Party, Onex or the Third Party (collectively, the "Current Bidders") during, or within 12 months after the end of, the Term, it would receive a fee of $2,000,000 upon consummation, of which $100,000 had been paid in September 1998. The Amended Engagement also provided that the Term was extended to March 9, 2000, and that if the Company consummated a Transaction during the Term with any entity other than a Current Bidder or within 12 months after the end of the Term, it would pay a fee to WDR equal to the greater of $2,000,000 or 1% of the aggregate consideration paid to the Company and/or its stockholders, less any amounts previously paid. If the transactions contemplated by the Merger Agreement are consummated, WDR will receive aggregate fees of $2,000,000.

     A "Transaction" means any transaction pursuant to which any person or entity acquires a controlling interest in the capital stock or assets of the Company, whether by way of acquisition, merger, consolidation, reorganization or other business combination, a tender or exchange offer, a recapitalization or otherwise.

     The Company has also agreed to reimburse WDR for its reasonable expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement with respect to the services to be rendered by it, up to $50,000, and to indemnify WDR against certain liabilities in connection with its engagement.

     In the ordinary course of business, WDR and its affiliates may actively trade or hold the securities of the Company and Onex and their affiliates for its own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that:

          (i) On February 25, 1999, each non-employee director of the Company automatically received an option to purchase 5,000 Shares at a purchase price of $20.563, the closing price of the Shares on such date, under the Company's Stock Option Plan for Non-Employee Directors.

          (ii) The Company repurchased an aggregate of 131,500 Shares pursuant to its previously announced stock repurchase program, as follows:

                   NUMBER OF   PRICE PER
      DATE          SHARES       SHARE
      ----         ---------   ---------
February 16, 1999    5,000      $21.00
February 17, 1999    5,000       21.88
February 18, 1999    5,000       21.75
February 19, 1999    5,000       21.88
February 22, 1999    5,000       21.88
February 23, 1999    5,000       21.25
February 24, 1999    5,000       20.75
February 25, 1999    5,000       20.63
February 26, 1999    5,000       20.50
March 1, 1999        5,000       20.13

                   NUMBER OF   PRICE PER
      DATE          SHARES       SHARE
      ----         ---------   ---------
March 2, 1999        5,000       19.94
March 3, 1999        5,000       19.63
March 4, 1999        5,000       19.75
March 9, 1999        5,000       20.00
March 10, 1999       5,000       19.75
March 12, 1999      15,000       20.00
March 16, 1999      10,000       19.50
March 17, 1999       2,500       19.63
March 18, 1999       7,500       19.63
March 19, 1999       5,000       19.63
March 22, 1999       5,000       19.38
March 23, 1999       5,000       19.00
March 24, 1999       5,000       19.13
March 25, 1999       1,500       19.38

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon the exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Prior to entering into the Merger Agreement, the Company had substantial discussions with other entities that had expressed interest in the Company, as more fully described in Item 4 above. Upon execution of the Merger Agreement, the Company ceased contacts with such other entities. Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

     (b) As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other possible exemptions, prior to the time such stockholder became an interested stockholder the board of directors of the corporation approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

     In accordance with the Merger Agreement and Section 203, at its meeting on April 7, 1999, the Board unanimously approved the Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Offer, the Merger and any purchases of Shares by Onex following the acquisition of Shares pursuant to the Offer.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement and Plan of Merger dated as of April 7, 1999, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated April 7, 1999 and filed on April 8, 1999).
Exhibit 2.  Letter of Undertaking, dated April 7, 1999, from Onex to the
            Company.(+)
Exhibit 3. Confidentiality Agreement dated as of March 8, 1999 between the Company and Onex.(+)
Exhibit 4.  Letter to Stockholders of the Company, dated April 13,
            1999.*
Exhibit 5.  Press Release, issued by the Company on April 8, 1999
            (incorporated by reference to Exhibit 99 to the Company's
            Current Report on Form 8-K dated April 7, 1999 and filed on
            April 8, 1999).
Exhibit 6.  Opinion of WDR, dated April 7, 1999 (attached hereto as
            Annex B).*

---------------
 * Included in copies of the Schedule 14D-9 mailed to stockholders.

 (+) Filed as an exhibit to the Schedule 14D-1 and incorporated herein by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          AMERICAN BUILDINGS COMPANY

                                          By: /s/ R. CHARLES BLACKMON, JR.

                                            ------------------------------------
                                            Name: R. Charles Blackmon, Jr.
                                            Title:   Executive Vice President --
                                                 Chief Financial Officer

Dated: April 13, 1999

                                                                         ANNEX A

                           AMERICAN BUILDINGS COMPANY
                             1150 STATE DOCKS ROAD
                             EUFAULA, ALABAMA 36027

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about April 13, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of American Buildings Company (the "Company") with respect to the Offer to Purchase dated April 13, 1999 of ABCO Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of ABCO Holdings Corp. ("Parent") and an indirect wholly-owned subsidiary of Onex Corporation ("Onex"). Purchaser is offering to purchase all shares of common stock, par value $.01 per share (the "Common Stock"), of the Company currently outstanding and not owned directly or indirectly by Parent, Purchaser or the Company (the "Shares"), at a price of $36 per Share, net to the seller in cash (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger dated as of April 7, 1999, by and among the Company, Parent and Purchaser (the "Merger Agreement"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (the "Purchaser Designees") to a majority of the seats on the Board of Directors of the Company (the "Board") pursuant to the Merger Agreement. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex A. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

     The information with respect to the Purchaser Designees has been supplied to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

     This Information Statement is required to be delivered to you by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser is entitled to designate such number of members of the Board, rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (giving effect to the directors designated pursuant to this provision) multiplied by (ii) the percentage that such number of Shares so accepted for payment, together with any other Shares owned by Parent and its affiliates, bears to the total number of Shares outstanding. Notwithstanding the foregoing, the Merger Agreement further provides that at least two directors who were directors of the Company as of April 7, 1999, the date of the Merger Agreement, and who are not officers of the Company (each such director, an "Independent Director") shall continue to serve on the Board until the effectiveness of the Merger, provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be officers of the Company or stockholders, affiliates or associates of Purchaser or Parent and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The Company has agreed to take all actions available to it to cause the Purchaser Designees to be elected to the Board as provided above, including using its reasonable best efforts to either increase the size of the Board or to secure the resignation of such number of its incumbent directors, or both, as is necessary. Following the election of Purchaser's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder shall require the affirmative vote of a majority of the Independent Directors.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers of Parent and its affiliates listed on Schedule I attached hereto. Purchaser has informed the Company that each of the individuals listed on Schedule I has consented to act as a director, if so designated.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares as represents not less than a majority of the outstanding Shares on a fully diluted basis, which purchase cannot be earlier than May 11, 1999.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock entitles its holder to one vote. As of April 6, 1999, there were 5,076,180 shares of Common Stock outstanding. The Board is currently comprised of seven members, although one of the directors is not standing for re-election at the Company's Annual Meeting of Stockholders, which is being held on April 27, 1999. Pursuant to the Company's By-laws, directors are elected annually. Vacancies in the Board may be filled by the Board, and any director chosen to fill a vacancy will hold office until the next election of directors.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     Certain information regarding each director and executive officer of the Company as of April 13, 1999 is set forth below:

NAME                         AGE    PRESENT POSITION WITH THE COMPANY
----                         ---    ---------------------------------
Robert T. Ammerman.........  59     Chief Executive Officer and Director
William L. Selden..........  51     Chairman of the Board of Directors
Harold Levy................  45     Director
Douglas L. Newhouse........  45     Director
Ralph S. Saul..............  76     Director
Robert F. Shapiro..........  64     Director
Kendrick R. Wilson III.....  52     Director
R. Charles Blackmon, Jr....  49     Executive Vice President -- Chief Financial Officer
William R. Buchholz........  55     Vice President -- Operations
Anne M. Savage.............  43     Controller
Roy L. Smith...............  60     Vice President -- Polymer Division
Joel R. Voelkert...........  50     President -- Construction Products Group

     Mr. Ammerman has been Chief Executive Officer and a director since joining the Company in July 1992, and served as President from July 1992 through August 1996. From 1973 until he joined the Company, Mr. Ammerman was employed by United Dominion Industries, Inc. and its affiliates, including Varco-Pruden Buildings, a manufacturer of metal buildings. Mr. Ammerman served in various capacities, including Vice-President/General Manager Eastern Division of Varco-Pruden Buildings and President of the Buildings segment of United Dominion Industries, Inc., which included Varco-Pruden Buildings, Stran Buildings and AEP/Span. Mr. Ammerman was Chairman and a member of the Executive Committee of the Metal Building Manufacturers Association in 1995.

     Mr. Selden has been a director of the Company since January 1993 and Chairman of the Board of Directors of the Company since February 1993. Mr. Selden is a partner and co-founder of Sterling Ventures Limited, a company formed in 1991 for the purpose of making private equity investments. Mr. Selden is Chairman of the Board of Directors of Tidewater Holdings, Inc. and a director of McArthur/Glen Europe Holdings, Ltd.

     Mr. Levy has been a director of the Company since January 1993. Mr. Levy is a Principal of Iridian Asset Management. Prior to co-founding Iridian Asset Management in April 1996, Mr. Levy was Senior Vice

President at Arnhold and S. Bleichroeder Inc. from September 1991 until March 1996 and was Vice President from December 1984 to September 1991. Mr. Levy is a director of Assistive Technology and Triac Corp.

     Mr. Newhouse has been a director of the Company since January 1993. Mr. Newhouse is a partner and co-founder of Sterling Ventures Limited. Prior to co-founding Sterling Ventures in 1991, Mr. Newhouse was President of Middex Capital Corp., which specialized in the acquisition of middle market companies, for one and one-half years. Prior to his employment with Middex, Mr. Newhouse was a Senior Vice President in the Corporate Finance Department of Lehman Brothers, Inc.

     Mr. Saul has been a director of the Company since May 1993. Mr. Saul is also a director of Horace Mann Educators Corp. and Knoxn Co. Mr. Saul was Chairman and co-Chief Executive Officer of CIGNA Corp. from 1982 to 1985 and was President of the American Stock Exchange from 1966 to 1971.

     Mr. Shapiro has been a director of the Company since May 1993. Mr. Shapiro is a partner of Klingenstein, Fields & Co., L.L.C. and the President of RFS & Associates, a private investment and consulting firm. He is also an independent general partner of Equitable Capital Partners and currently is a director of the TJX Companies, Inc., The Burnham Fund, Inc. and Magainin Pharmaceuticals. Mr. Shapiro was formerly a co-Chairman of Wertheim Schroder & Co. Incorporated, an investment banking firm, a director of Schroders PLC, Chairman of New Street Capital Corp., a director of Lehman Brothers, Inc., a Governor of the American Stock Exchange and a Chairman of the Securities Industry Association.

     Mr. Wilson has been a director of the Company since February 1994. Mr. Wilson is a Managing Director of Goldman, Sachs & Co. Prior to joining Goldman, Sachs & Co. in March 1998, Mr. Wilson was Vice Chairman of Lazard Freres & Co. LLC. Prior to joining Lazard Freres & Co. LLC at the end of 1989, Mr. Wilson was President and Chief Operating Officer of Ranieri Wilson & Company, Inc., a merchant banking firm he co-founded. Prior to 1988, Mr. Wilson was a Senior Executive Vice President of E.F. Hutton & Company Inc. and head of Hutton's Corporate Finance Department, and prior thereto was a Managing Director at Salomon Brothers Inc. Mr. Wilson is a director of Bank United and American Marine Holdings. Mr. Wilson is not standing for re-election as a director at the Company's April 27, 1999 Annual Meeting of Stockholders.

     Mr. Blackmon has been Executive Vice President -- Chief Financial Officer of the Company since August 1996. Mr. Blackmon served as Vice President -- Chief Financial Officer of the Company from October 1994 to August 1996, as Vice President -- Finance and Administration of the Company from May 1992 to October 1994, as Controller of the Company from 1982 to May 1992 and as Assistant Controller from 1981 to 1982. Mr. Blackmon is a CPA.

     Mr. Buchholz has been Vice President -- Operations of the Company since January 1991. Mr. Buchholz is responsible for all manufacturing operations and purchasing. From May 1979 to December 1990, Mr. Buchholz served the Company in various capacities, including Manager of Industrial Engineering and plant manager of the Company's former Houston facility.

     Ms. Savage has been Controller of the Company since January 1994. She joined the Company in April 1993 as Manager of Customer Financial Services. From May 1983 until she joined the Company, Ms. Savage was employed by United Dominion Industries, Inc. and held financial positions at its corporate office and two of its metal buildings industry operating divisions, Varco-Pruden Buildings and Stran Buildings. Prior to joining United Dominion Industries, Ms. Savage was an audit manager at Ernst & Young. Ms. Savage is a CPA.

     Mr. Smith has been Vice President -- Polymer Division since July 1986 and since January 1981 has also served as President of Polymer Coil Coaters and its predecessors. Prior to joining the Company, Mr. Smith was employed by United States Steel Corporation (now known as USX Corp.) for 15 years in various capacities including General Manager of Galvanizing Finishing.

     Mr. Voelkert has been President -- Construction Products Group of the Company since August 1996. From April 1991 to August 1996 Mr. Voelkert served as Vice President -- Sales and Marketing of the Company. Prior thereto, Mr. Voelkert served in various capacities with the Company since joining in 1976, including as General Sales Manager, General Manager of Marketing Services, Director of Marketing and District Sales Manager -- Florida and the Caribbean. Mr. Voelkert was responsible for starting the roofing and architectural division in 1987.

MEETINGS OF THE BOARD AND COMMITTEES

     The Board of Directors has a Finance and Audit Committee which is charged with reviewing the Company's internal accounting procedures, consulting with and reviewing the selection of the Company's independent auditors and reviewing the Company's financing needs. The Finance and Audit Committee currently consists of Messrs. Newhouse, Saul and Shapiro. During 1998, the Finance and Audit Committee met twice. The Board of Directors also has a Compensation Committee charged with recommending to the Board the compensation for the Company's executives. The Compensation Committee is currently composed of Messrs. Newhouse and Shapiro. During 1998, the Compensation Committee met once. The Board of Directors has also established an Executive Committee charged with exercising powers of the Board of Directors expressly delegated to it. The Executive Committee is currently composed of Messrs. Ammerman, Levy and Selden. The Executive Committee did not act during 1998.

     During the fiscal year ended December 31, 1998, the Board of Directors held four meetings. Each director attended at least 75% of the meetings of the Board of Directors held when he was a Director and of all committees of the Board of Directors on which he served.

COMPENSATION OF DIRECTORS

     Each non-employee director of the Company (other than Messrs. Newhouse and Selden) receives a director's fee of $2,500 per quarter, plus $750 per meeting attended and $750 per telephonic meeting attended. In addition, directors who are not employees of the Company are compensated through stock options. Messrs. Newhouse and Selden are partners of Sterling Ventures Limited ("Sterling"), which receives an annual management fee from the Company.

     The Company has adopted a Stock Option Plan for Non-Employee Directors (the "Directors' Option Plan"), pursuant to which options to acquire a maximum of 260,000 shares of Common Stock may be granted to non-employee directors. Options granted under the Directors' Option Plan do not qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The Directors' Option Plan provided that upon adoption of the plan, each of Messrs. Levy, Newhouse, Saul, Selden, Shapiro and Wilson, its current non-employee directors, was granted an option to purchase 7,500 shares of Common Stock at a purchase price per share equal to the initial public offering price of the Common Stock ($10.00). The Directors' Option Plan provides for the automatic grant to each of the Company's non-employee directors of (1) an option to purchase 7,500 shares of Common Stock on the date of such director's initial election or appointment to the Board of Directors (the "Initial Grant"), and (2) an option to purchase 5,000 shares of Common Stock (1,500 shares prior to 1999) on each annual anniversary of such election or appointment, provided that such individual is a non-employee director on such anniversary date (the "Additional Grant"). The options have an exercise price of 100% of the fair market value of the Common Stock on the date of grant and have a ten-year term. The Initial Grant becomes exercisable in four equal installments on the six month anniversary of the date such person was first elected or appointed to the Board of Directors and on the first, second and third anniversary of the date of such election or appointment. The Additional Grant becomes exercisable in four equal installments on the six month anniversary of the date of each Additional Grant and on the first, second and third anniversary of the date of such Additional Grant. All options granted under the Directors' Option Plan become immediately exercisable upon a change of control of the Company (as defined in the Directors' Option Plan). The options may be exercised by payment in cash, check or shares of Common Stock. On February 25, 1996, 1997 and 1998, each of Messrs. Levy, Newhouse, Saul, Selden, Shapiro and Wilson was granted an option to purchase 1,500 shares of Common Stock at a purchase price of $21.125, $27.00 and $29.625, respectively, the closing price of the Common Stock on such dates, and on February 25, 1999 each non-employee director was granted an option to purchase 5,000 shares of Common Stock at a purchase price of $20.563, the closing price of the Common Stock on such date, under the Directors' Option Plan. The consummation of the Offer would constitute a change of control of the Company under the Directors' Option Plan.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of April 1, 1999 (except as otherwise noted in the footnotes), regarding the beneficial ownership (determined in accordance with the rules of the Securities and Exchange Commission (the "SEC"), which generally attributes beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities) of the Company's Common Stock of: (i) each person known by the Company to own beneficially more than five percent of the Company's outstanding Common Stock; (ii) each director of the Company; (iii) each executive officer named in the Summary Compensation Table (see "Executive Compensation"); and (iv) all directors and executive officers of the Company as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed.

                                                              AMOUNT AND NATURE OF
                                                             BENEFICIAL OWNERSHIP OF    PERCENTAGE OF
                 NAME OF BENEFICIAL OWNER                         COMMON STOCK          COMMON STOCK
                 ------------------------                    -----------------------    -------------
Neuberger & Berman, LLC(1).................................          521,700                10.3%
SAFECO Corporation (2).....................................          510,100                10.0%
Heartland Advisors, Inc.(3)................................          500,000                 9.8%
Marvin Schwartz(4).........................................          333,700                 6.6%
Wellington Management Company, LLP(5)......................          286,000                 5.6%
Onex Corporation(6)........................................          255,000                 5.0%
Robert T. Ammerman(7)......................................          196,463                 3.8%
Harold J. Levy(8)..........................................           22,632                   *
Douglas L. Newhouse(9).....................................           86,717                 1.7%
Ralph S. Saul(10)..........................................            5,875                   *
William L. Selden(11)......................................          117,312                 2.3%
Robert F. Shapiro(8).......................................           17,375                   *
Kendrick R. Wilson III(12).................................           16,375                   *
R. Charles Blackmon(13)....................................           64,768                 1.3%
William R. Buchholz(14)....................................           49,302                   *
Roy L. Smith(14)...........................................           50,621                 1.0%
Joel R. Voelkert(14).......................................           91,787                 1.8%
All directors and executive officers as a group(12
  persons)(15).............................................          644,854                11.6%

---------------
* Less than 1%

 (1) The amount and nature of beneficial ownership of Common Stock is based on information set forth in a Schedule 13G dated February 5, 1999 filed by the beneficial owner. The Schedule 13G states that such beneficial owner has sole voting power with respect to 348,400 shares and shared dispositive power with respect to 521,700 shares. The Schedule 13G states that it does not include 67,000 shares owned by principals of Neuberger & Berman, LLC, and notes that Marvin Schwartz, a principal of Neuberger & Berman, LLC, is deemed to be the beneficial owner of 333,700 shares. (See note 4 below). The address of such beneficial owner is 605 Third Avenue, New York, NY 10158.

 (2) The amount and nature of beneficial ownership of Common Stock is based on information set forth in a Schedule 13G dated February 11, 1999 filed by SAFECO Corporation ("SAFECO"), SAFECO Asset Management Company ("SAMCO") and SAFECO Common Stock Trust (the "Trust"). The Schedule 13G states that SAFECO disclaims beneficial ownership of the shares reported on the
     Schedule 13G, which are owned beneficially by registered investment companies for which a subsidiary of SAFECO serves as an adviser. The
     Schedule 13G states that SAMCO disclaims beneficial ownership of the shares reported on the Schedule 13G, which are owned beneficially by registered investment companies for which SAMCO serves as an adviser. The Schedule 13G states that the Trust beneficially owns 360,400 shares (7.1%). Such entities share voting and dispositive power with respect to such shares. The address of SAFECO and SAMCO is SAFECO Plaza, Seattle, WA 98185 and the address of the Trust is 10865 Willows Road, NE, Redmond, WA 98052.

 (3) The amount and nature of beneficial ownership of Common Stock is based on information set forth in a Schedule 13G dated January 19, 1999 filed by the beneficial owner. The Schedule 13G states that the shares are held in investment advisory accounts of Heartland Advisors, Inc., and that the interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class. The Schedule 13G states that the beneficial owner has sole dispositive power with respect to such shares. The address of such beneficial owner is 790 North Milwaukee Street, Milwaukee, WI 53202.

 (4) The amount and nature of beneficial ownership of Common Stock is based on information set forth in a Schedule 13D filed November 7, 1997 by the beneficial owner. The Schedule 13D states that Mr. Schwartz has sole voting and dispositive power with respect to 106,300 shares and shared dispositive power with respect to 227,400 shares. The Schedule 13D states that 47,000 shares are owned by Mr. Schwartz for his personal account, and 286,700 shares are beneficially owned as follows: 59,300 shares are owned by the N&B Profit Sharing Trust, over which Mr. Schwartz has sole dispositive and voting power, and 227,400 shares are held in accounts for the benefit of Mr. Schwartz's family, for which shares he has shared dispositive power. The address of such beneficial owner is c/o Neuberger & Berman, LLC, 605 Third Avenue, New York, NY 10158.

 (5) The amount and nature of beneficial ownership of Common Stock is based on information set forth in a Schedule 13G dated February 9, 1999 filed by the beneficial owner. The Schedule 13G states that such beneficial owner shares voting power with respect to 119,000 shares and dispositive power with respect to 286,000 shares. The address of such beneficial owner is 75 State Street, Boston, MA 02109.

 (6) The amount and nature of beneficial ownership of Common Stock is based on information set forth in a Tender Offer Statement on Schedule 14D-1 dated April 13, 1999, filed by Purchaser, Parent and Onex. Onex's address is Canada Trust Tower, 161 Bay Street, 49th Floor, Toronto, Ontario M5J 2S1 Canada.

 (7) Includes 149,071 shares of Common Stock issuable pursuant to options which are exercisable within 60 days of April 1, 1999. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999.

 (8) Includes 12,375 shares of Common Stock issuable pursuant to options which are exercisable within 60 days of April 1, 1999. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999.

 (9) Includes 9,125 shares issuable pursuant to options which are exercisable within 60 days of April 1, 1999 and 77,592 shares which are owned by Sterling ABC/Metbuild Corporation ("Sterling ABC"), a corporation in which Mr. Newhouse owns one-third of the outstanding shares. Mr. Newhouse disclaims beneficial ownership of the shares owned by Sterling ABC, other than the shares in which he has a pecuniary interest. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999.

(10) Consists of 4,875 shares of Common Stock issuable pursuant to options which are exercisable within 60 days of April 1, 1999 and 1,000 shares which are owned by a charitable remainder trust. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999.

(11) Includes 17,375 shares issuable pursuant to options which are exercisable within 60 days of April 1, 1999 and 77,592 shares which are owned by Sterling ABC, a corporation in which Mr. Selden owns one-third of the outstanding shares. Mr. Selden disclaims beneficial ownership of the shares owned by Sterling ABC, other than the shares in which he has a pecuniary interest. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999.

(12) Includes 12,375 shares of Common Stock issuable pursuant to options which are exercisable within 60 days of April 1, 1999. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999. Mr. Wilson is not standing for re-election as a Director.

(13) Includes 62,768 shares of Common Stock issuable pursuant to options which are exercisable within 60 days of April 1, 1999. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999.

(14) Consists of shares of Common Stock issuable pursuant to options which are exercisable within 60 days of April 1, 1999. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999.

(15) Includes 77,592 shares owned by Sterling ABC, 1,000 shares owned by a charitable remainder trust and 462,893 shares issuable pursuant to options which are exercisable within 60 days of April 1, 1999. Does not include shares of Common Stock issuable pursuant to options which are not exercisable within 60 days of April 1, 1999.

                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning all cash and non-cash compensation paid or to be paid by the Company as well as certain other compensation awarded, earned by and paid, during the fiscal years indicated, to the President and Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for such period in all capacities in which they served.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION    LONG-TERM COMPENSATION AWARDS
                                                -------------------    ------------------------------
                                                                        SECURITIES
                                                                        UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR    SALARY    BONUS(1)    OPTIONS/SARS   COMPENSATION(2)
---------------------------              ----   --------   --------    ------------   ---------------
Robert T. Ammerman.....................  1998   $400,000   $171,716(3)        --          $10,921
  Chief Executive Officer                1997    250,000    305,777       45,000           10,323
                                         1996    250,000     14,805           --            8,525
Joel R. Voelkert.......................  1998    210,000     67,771           --           11,149
  President -- Construction              1997    191,400    175,568       19,000           12,001
  Products Group                         1996    166,400      8,488           --            8,455
R. Charles Blackmon....................  1998    165,000     54,618(3)        --            8,002
  Executive Vice President --            1997    142,000    103,431       24,000            9,559
  Chief Financial Officer                1996    122,500      3,880           --            3,101
William R. Buchholz....................  1998    152,500     38,547           --           10,855
  Vice President -- Operations           1997    134,300     97,944       10,000           10,671
                                         1996    125,500      3,852           --            9,296
Roy L. Smith...........................  1998    125,000     76,633(4)        --            6,341
  President, Polymer Coil Coaters        1997    116,700     94,308(4)     9,000            9,166
                                         1996    112,200     53,914(4)        --            4,814

---------------
(1) For each of 1998, 1997, and 1996, represents bonuses paid during the following year for services rendered in that year. In 1996, the Company adopted a Shareholder Value Added Plan for key senior and middle management executives. The plan entitles participants to receive cash bonuses based on a fixed percentage of Shareholder Value Added (as defined in the plan) and the change in Shareholder Value Added. Does not include amounts allocated to the Shareholder Value Added Plan's bank, which amounts are subject to change based on the Company's performance and will be paid in future years if the individual remains with the Company. At December 31, 1998, the bank balance for Messrs. Ammerman, Voelkert, Blackmon, Buchholz and Smith was $74,370, $42,692, $24,309, $23,154, and $8,846, respectively. These amounts become vested and payable upon a change of control of the Company (as defined in the Shareholder Value Added Plan). The consummation of the Offer would constitute a change of control of the Company under the Shareholder Value Added Plan.

(2) Includes the Company's contributions to the American Buildings Company Savings Plan (the "Savings Plan") of $4,125, $5,113, $5,091, $5,096 and
    $3,805 in 1998, $5,563, $6,552, $5,413, $5,136 and $6,516 in

    1997 and $3,174, $4,880, $4,608, $4,347 and $4,814 in 1996 to Messrs.
    Ammerman, Voelkert, Blackmon, Buchholz and Smith, respectively. The Company is obligated to contribute at least 25% of the amount of compensation elected to be deferred by such individual; however, the Company has the opportunity to increase this amount. In addition, the Company is required to contribute 1% of its eligible gross payroll to participants in the Savings Plan pursuant to a formula based on compensation and years of service (the "Additional Contribution"). In 1996, 1997 and 1998, the Company contributed 25%, 40% and 25% of the amount of compensation elected to be deferred by each named individual plus the Additional Contribution to each named individual. The balance of the amounts in this column consists of insurance premiums on term life insurance paid by the Company for the benefit of the named individuals and a car allowance for each of Messrs. Ammerman, Voelkert, Blackmon, Buchholz and Smith.

(3) Includes bonuses paid from the Windsor Door shareholder value added plan in 1999 for services rendered in 1998 of $16,626 and $5,987 for Messrs. Ammerman and Blackmon, respectively.

(4) Includes a bonus of $63,000 paid in 1999 based on the Polymer Coil Coater division's 1998 performance, a bonus of $58,500 paid in 1998 based on that division's 1997 performance and a bonus of $52,000 paid in 1997 based on that division's 1996 performance.

STOCK OPTIONS

     No grants of stock options were made during the year ended December 31, 1998 to the persons named in the Summary Compensation Table. However, on January 19, 1999, the Company granted options to purchase an aggregate of 30,000 shares, 15,000 shares, 15,000 shares, 5,000 shares and 15,000 shares to each of Messrs. Ammerman, Voelkert, Blackmon, Buchholz and Smith, respectively, at an exercise price of $23.50 per share, equal to the closing price of the Common Stock on the date of grant. The options are exercisable in four equal annual installments commencing January 19, 2000; provided that the options will become immediately exercisable upon a change of control of the Company (as defined in the option plan pursuant to which the options were issued). The consummation of the Offer would constitute a change of control of the Company for purposes of these options.

     The following table sets forth the aggregate options exercised during the year ended December 31, 1998 and the number of securities underlying unexercised options and the value of unexercised options held by each of the executive officers named in the Summary Compensation Table at December 31, 1998:

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED             IN-THE-MONEY
                               SHARES                        OPTIONS AT YEAR END         OPTIONS AT YEAR END(1)
                              ACQUIRED        VALUE      ---------------------------   ---------------------------
NAME                         ON EXERCISE   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         -----------   -----------   -----------   -------------   -----------   -------------
Robert T. Ammerman.........         0              0       145,321        38,750       $1,805,014       $    0
Joel R. Voelkert...........         0              0        89,537        16,250        1,217,774            0
R. Charles Blackmon........         0              0        60,518        20,000          652,727            0
William R. Buchholz........     6,027        143,169        48,052         9,000          542,310            0
Roy L. Smith...............         0              0        49,621         7,750          606,433            0

---------------
(1) Computed based upon the difference between the stock option exercise price and the closing price of the Company's Common Stock on December 31, 1998 ($24.50).

MANAGEMENT RETIREMENT AND DEATH BENEFIT PLAN

     The Company has a noncontributory retirement and death benefit plan which covers certain management employees. The plan provides a death benefit if a covered employee dies prior to reaching retirement age, as defined by the plan, to be paid over a minimum ten-year period and a mutually exclusive retirement benefit, after reaching the defined retirement age, to be paid over a ten-year period. Termination of employment with the Company for any reason prior to reaching this defined retirement age results in plan members forfeiting all benefit rights and claims. Benefits under this plan do not vest until retirement or, if earlier, death, and the Company has the right to modify or terminate this plan at any time.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements, effective as of January 1, 1998, with each of Robert Ammerman, Charles Blackmon, William Buchholz, Roy Smith and Joel Voelkert for terms ending December 31, 2000. Each of the foregoing agreements (collectively, the "Employment Agreements") provides for automatic renewal for successive one year terms unless either party notifies the other to the contrary at least 90 days prior to its expiration. The agreements require each employee to devote substantially all of his time and attention to the business of the Company as necessary to fulfill his duties. The agreements provide for the payment of a base salary for 1999 to Messrs. Ammerman, Blackmon, Buchholz, Smith and Voelkert at a rate of $412,000, $170,000, $160,000, $132,000 and $215,000, respectively. Mr. Ammerman's agreement also provides for minimum annual salary increases based on increases in the cost of living. The agreements also provide for the payment of bonuses in such amounts as may be determined by the Board. Under the agreements, the employee may terminate his employment upon 30 days' notice. The agreements provide that in the event the employee's employment is terminated by the Company at any time for any reason other than justifiable cause, disability or death, the Company shall pay the employee the employee's base salary and permit participation in benefit programs for the greater of (i) the remaining term of the agreement or (ii) one year (two years in the case of Mr. Ammerman); however, if such termination occurs at any time within one year following a "Change of Control of the Company," the Company shall pay the employee a lump sum payment equal to two years' annual salary plus an amount equal to twice the employee's most recently declared bonus, and permit participation in benefit programs for the period specified above. The Employment Agreements also provide that in the event the Company chooses not to renew the agreement, the Company shall pay the employee his base salary for a period of one year. Each agreement contains confidentiality provisions, whereby each executive agrees not to disclose any confidential information regarding the Company, as well as non-competition covenants. The non-competition covenants survive the termination of an employee's employment for the greater of (i) the remaining term of the agreement or (ii) two years, except in the event the Company elects not to renew the agreement, terminates the employee's employment within one year following a "Change in Control of the Company" or fails to make required severance payments.

     For purposes of the Employment Agreements, a "Change in Control of the Company" shall be deemed to occur if (i) there shall be consummated (x) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or (ii) the stockholders of the Company shall approve any plan or proposal for liquidation or dissolution of the Company, or (iii) any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange
Act) of 40% or more of the Company's outstanding Common Stock other than pursuant to a plan or arrangement entered into by such person and the Company, or (iv) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

     The Employment Agreements also provide that if, in connection with a change of ownership or control of the Company or a change in ownership of a substantial portion of the assets of the Company (all within the meaning of Section 280G(b)(2) of the Code), an excise tax is payable by the employee under Section 4999 of the Code, then the Company will pay to the employee additional compensation which will be sufficient to enable the employee to pay such excise tax as well as the income tax and excise tax on such additional compensation, such that, after the payment of income and excise taxes, the employee is in the same economic position in which he would have been if the provisions of Section 4999 of the Code had not been applicable.

     The consummation of the Offer would constitute a Change of Control of the Company under the Employment Agreements.

                 COMPENSATION COMMITTEE REPORT TO STOCKHOLDERS

     The report of the Compensation Committee (the "Compensation Committee") shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     The Compensation Committee of the Board of Directors was formed in February 1993 and consists of Messrs. Newhouse and Shapiro, each of whom is an independent non-employee director. The Compensation Committee administers the Company's executive compensation programs, monitors corporate performance and its relationship to compensation of executive officers, and makes appropriate recommendations concerning matters of executive compensation.

COMPENSATION PHILOSOPHY

     The Company believes that executive compensation should be closely related to increased stockholder value. One of the Company's strengths contributing to its successes is a strong management team, many of whom have been with the Company for a large number of years. The Committee believes that low executive turnover has been instrumental to the Company's success, and that the Company's compensation program has played a major role in limiting executive turnover. The compensation program is designed to enable the Company to attract, retain and reward capable employees who can contribute to the continued success of the Company, principally by linking compensation with the attainment of key business objectives. Equity participation and a strong alignment to stockholders' interests are key elements of the Company's compensation philosophy. Accordingly, the Company's executive compensation program is designed to provide competitive compensation, support the Company's strategic business goals and reflect the Company's performance.

     The compensation program reflects the following principles:

     - Compensation should encourage increased stockholder value.

     - Compensation programs should support the short-and long-term strategic business goals and objectives of the Company.

     - Compensation programs should reflect and promote the Company's values and reward individuals for outstanding contributions toward business goals.

     - Compensation programs should enable the Company to attract and retain highly qualified professionals.

PAY MIX AND MEASUREMENT

     The Company's executive compensation is comprised of two components, base salary and incentives, each of which is intended to serve the overall compensation philosophy.

  Base Salary

     The Company's salary levels are intended to be consistent with competitive pay practices and level of responsibility, with salary increases reflecting competitive trends, the overall financial performance and resources of the Company, general economic conditions as well as a number of factors relating to the particular individual, including the performance of the individual executive, and level of experience, ability and knowledge of the job.

  Incentives

     Incentives consist of cash awards and stock options. Cash awards are paid under the Company's incentive bonus plan to key senior and middle management executives. Beginning with 1996, the Company adopted a Shareholder Value Added Plan that entitles participants to receive cash bonuses based on an annual aggregate award plus any deferred award balance from the award bank. Contributions to the annual aggregate award and the award bank are based on a fixed percentage of the Shareholder Value Added ("SVA") plus a fixed percentage of the annual change in SVA. SVA is defined as the amount that Net Operating Profit After Taxes ("NOPAT") exceeds a capital charge, which is calculated as Capital Employed (as defined in the plan) multiplied by the associated Cost of Capital (as defined in the plan). Each participant's share is based on a specified percentage of their salary in relation to the other participants. For 1998, cash awards equal to 42.9%, 32.3%, 33.1%, 25.3% and 10.9% of their respective salaries were paid to Messrs. Ammerman, Voelkert, Blackmon, Buchholz and Smith, respectively. In addition, Mr. Smith received a bonus based on the results of the Polymer Coil Coaters Division equal to 50.4% of his salary. Stock options are granted from time to time to reward key employees' contributions.

     The Committee strongly believes that the pay program should provide employees with an opportunity to increase their ownership and potentially gain financially from Company stock price increases. By this approach, the best interests of stockholders, executives and employees will be closely aligned. Therefore, executives and other employees are eligible to receive stock options, giving them the right to purchase shares of Common Stock of the Company at a specified price in the future. The grant of options is based primarily on a key employee's potential contribution to the Company's growth and profitability, based on the Committee's discretionary evaluation. Options are granted at the prevailing market value of the Company's Common Stock and will only have value if the Company's stock price increases. Generally, grants of options vest over a period of time and executives must be employed by the Company for such options to vest.

  Chief Executive Officer 1998 Compensation

     The base salary for Robert T. Ammerman, the Company's Chief Executive Officer, was $400,000 during the Company's fiscal year ended December 31, 1998. Such base salary of $400,000 was increased $150,000 from Mr. Ammerman's 1997 base salary. In 1998 Mr. Ammerman also received a cash bonus of $171,716 for services rendered in 1998, of which $155,090 was earned pursuant to the Shareholder Value Added Plan described above and $16,626 was earned pursuant to a similar shareholder value added plan for the Windsor Door division. The increase in base salary for 1998 was made in recognition of the Company's 1997 performance and Mr. Ammerman's role in such performance, the increased size of the Company as a result of the Company's acquisition of the Windsor Door division of United Dominion Industries, Inc. and the fact that Mr. Ammerman's salary was not increased in 1997 from his 1996 salary. Mr. Ammerman was not granted any options in 1998 in light of the two option grants, totaling 45,000 shares, made to Mr. Ammerman in 1997. In January 1999, Mr. Ammerman was granted options to purchase 30,000 shares of Common Stock at an exercise price of $23.50 per share. These options become exercisable in four equal annual installments on the anniversary date of the grant.

     The aggregate compensation paid to Mr. Ammerman was deemed appropriate by the Compensation Committee considering the overall performance of the Company and Mr. Ammerman.

  Tax Effects

     Changes made in 1993 to the Code impose certain limitations on the deductibility of executive compensation paid by public companies. In general, under the limitations, the Company will not be able to deduct annual compensation paid to certain executive officers in excess of $1,000,000 except to the extent that such compensation qualifies as "performance-based compensation" (or meets other exceptions not here relevant). Non-deductibility would result in additional tax cost to the Company. It is possible that at least some of the cash and equity-based compensation paid or payable to the Company's executive officers will not qualify for the "performance-based compensation" exclusion under the deduction limitation provisions of the Code. Nevertheless, the Committee anticipates that in making compensation decisions it will give consideration to the net cost to the Company (including, for this purpose, the potential limitation on deductibility of executive compensation).

     The Compensation Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate business goals and stockholder value. The Committee believes its compensation practices are directly tied to stockholder returns and linked to the achievement of annual and longer-term financial and operational results of the Company on behalf of the Company's stockholders. In view of the Company's performance and achievement of goals and competitive conditions, the Compensation Committee believes that compensation levels during 1998 adequately reflect the Company's compensation goals and policies.

                                          COMPENSATION COMMITTEE
                                          Douglas L. Newhouse
                                          Robert F. Shapiro

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     On February 18, 1993, the Company's Board of Directors established a Compensation Committee, which currently consists of Messrs. Newhouse and Shapiro, to recommend compensation for the Company's executives.

     On February 25, 1998 each of Messrs. Newhouse and Shapiro was granted an option to purchase 1,500 shares of the Company's Common Stock pursuant to the Directors' Option Plan. On February 25, 1999 each above-named non-employee director was granted an option to purchase 5,000 shares of the Company's Common Stock pursuant to the Directors' Option Plan. See "-- Compensation of Directors."

     In connection with the recapitalization of the Company in January 1993, the Company entered into a management agreement with Sterling pursuant to which Sterling agreed to provide financial and management consulting services to the Company for a fee of $275,000 per annum plus reimbursement of direct out-of-pocket costs and expenses. In connection with the Company's acquisition of the Windsor Door division of United Dominion Industries, Inc. the Company and Sterling amended the management agreement to increase the fee thereunder to $375,000 per annum in recognition of Sterling's increased responsibilities resulting from the increased size of the Company following the acquisition. On March 30, 1999, the Company and Sterling amended the management agreement to provide for payment in full of the management fee for the remainder of the term of the agreement simultaneously with the purchase of Shares pursuant to the Offer. Each of Messrs. Newhouse and Selden is an officer, director and holder of one-third of the shares of Sterling.

                           THE COMPANY'S PERFORMANCE

     The Stock Price Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act or under the Exchange Act, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                COMPARATIVE 5-YEAR CUMULATIVE TOTAL RETURN AMONG
      AMERICAN BUILDINGS COMPANY, NASDAQ MARKET INDEX AND PEER GROUP INDEX PERFORMANCE GRAPH

                                                   AMERICAN BUILDINGS                                         NASDAQ MARKET
                                                           CO.                  PEER GROUP INDEX                  INDEX
                                                   ------------------           ----------------              -------------
04/29/94                                                 100.00                      100.00                      100.00
12/31/94                                                 166.25                      116.73                      101.44
12/31/95                                                 225.00                      194.93                      131.58
12/31/96                                                 238.75                      215.87                      163.51
12/31/97                                                 252.50                      197.85                      200.01
12/31/98                                                 245.00                      210.98                      282.10

                    Assumes $100 Invested on April 29, 1994
                          Assumes Dividends Reinvested
                      Fiscal Year Ending December 31, 1998

     The above Graph compares the performance of the Company from April 29, 1994, the date that the Company's Common Stock commenced trading on the Nasdaq National Market, through December 31, 1998, against the performance of the Nasdaq Market Index and the Company's Peer Group (SIC Code Index) for the same period. The companies included in the Company's Peer Group are Butler Manufacturing Company, Mark Solutions Inc., Miller Building Systems Inc. and NCI Building Systems, Inc. United Dominion Industries, Inc., which was in the Company's Peer Group last year, was not included this year because it has disposed of all of its metal building systems and related operations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's Common Stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based upon a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers and directors, the Company believes that during fiscal 1998 all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with.

                                                                      SCHEDULE I

            CERTAIN INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

     Set forth below are the names, ages, present principal occupations, business addresses, five year employment history and other directorships held in public companies of the persons designated by Purchaser for appointment or election to the Board of Directors (the "Purchaser Designees"). Such information has been provided by Purchaser to the Company.

                                                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
        NAME AND BUSINESS ADDRESS           AGE   MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
        -------------------------           ---   --------------------------------------------------
Mark L. Hilson............................   41   Vice President of Onex. Director of Celestica Inc.
  Onex Corporation                                (electronics manufacturing services), Rogers Sugar
  Canada Trust Tower                              (refiner and marketer of sugar) and Vincor
  161 Bay Street, 49th Floor                      International Inc. (vintner).
  Toronto, Ontario M5J 2S1
  Canada
Nigel S. Wright...........................   35   Principal of Onex since 1997. Prior to that, Mr.
  Onex Corporation                                Wright was a partner in the law firm of Davies,
  Canada Trust Tower                              Ward & Beck in Ontario, Canada.
  161 Bay Street, 49th Floor
  Toronto, Ontario M5J 2S1
  Canada
Donald F. West............................   61   Director of Onex Management U.S., Inc., an
  421 Leader Street                               affiliate of Onex.
  Marion, Ohio 43302
Eric J. Rosen.............................   38   Managing Director of Onex Investment Corp., an
  Onex Investment Corporation                     affiliate of Onex. Director of Dura Automotive
  712 Fifth Avenue, 40th Floor                    Systems, Inc.
  New York, New York 10019

                   SECURITY OWNERSHIP OF PURCHASER DESIGNEES

     The Company has been advised by Purchaser that no Purchaser Designee directly or beneficially owns shares of Common Stock of the Company. The Purchaser Designees disclaim beneficial ownership of the Common Stock of the Company owned by Onex.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Based solely on the information provided by Purchaser, and except for the transactions contemplated by the Merger Agreement, there have been no transactions or series of transactions, since January 1, 1998, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any of the Purchaser Designees had or will have a direct or indirect material interest, nor has any Purchaser Designee been indebted to the Company or its subsidiaries in an amount in excess of $60,000 or been involved in a material business relationship with the Company or its subsidiaries.

                                                                         ANNEX B

                                                                   April 7, 1999

The Board of Directors
American Buildings Company
1150 State Docks Road
P.O. Box 800
Eufaula, AL 36027

Members of the Board:

     We understand that American Buildings Company (the "Company"), ABCO Holdings Corp. ("Parent") and ABCO Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent, propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Purchaser will make a tender offer (the "Offer") for all the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company and, subsequent to the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"). Each Share acquired pursuant to the Offer will be purchased for, and each outstanding Share (other than Shares held by Parent, Purchaser, the Company or any subsidiary of the Company) will be converted at the effective time of the Merger into the right to receive, cash consideration of $36.00 per Share (the "Consideration").

     The terms and conditions of the Offer and the Merger (collectively, the "Transaction") are more fully set forth in the Merger Agreement.

     You have requested our opinion as to whether as of April 7, 1999, the Consideration to be paid by the Purchaser in the Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

     Warburg Dillon Read LLC ("WDR") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee upon the consummation thereof. In the past, WDR and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, WDR, its successors and affiliates may trade or have traded securities of the Company or affiliates of the Purchaser for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the Purchaser and the Company will comply with all the material terms of the Merger Agreement.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available,
(iii) conducted discussions with members of the senior management of the Company, (iv) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vi) reviewed drafts of the Merger Agreement, and (vii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information provided to or reviewed by us for the purpose of this opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction we have not made or received any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In our role as financial advisor, at your direction we have responded to expressions of interest and have not been requested to, nor have we actively solicited, interest in a possible acquisition of the Company. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be paid by the Purchaser to the holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

                                          Very truly yours,

                                          WARBURG DILLON READ LLC

                                          By: /s/ DAVID M. DICKSON, JR.
                                            ------------------------------------
                                            David M. Dickson, Jr.
                                            Managing Director

                                       B-2